Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three months ended		Six months ended
		1.4.-30.6.	1.4.-30.6.	1.1.-30.6.	1.1.-30.6.
	Note	2022	2021	2022	2021
		kEUR	kEUR	kEUR	kEUR

Revenue	6.2	23	—	42	—
Cost of sales	6.2	(123)	—	(142)	—
Gross loss		(100)	—	(100)	—
Cost of research and development	6.3	(30,402)	(10,432)	(53,142)	(12,825)
Selling and distribution expenses		(524)	(869)	(1,012)	(1,625)
General and administrative expenses	6.4	(4,548)	(3,767)	(7,596)	(7,673)
Other operating income/expenses	6.5	939	209	1,753	370
Impairment losses on financial assets		8	5	4	(2)
Operating loss		(34,627)	(14,854)	(60,093)	(21,755)
Interest and similar income		—	—	—
Interest and similar expenses	6.6	(526)	(370)	(923)	(2,645)
Loss before tax		(35,153)	(15,224)	(61,016)	(24,400)
Taxes on income		—	0	—	0
Deferred taxes on expense		—	(41)	—	(41)
Loss for the period		(35,153)	(15,265)	(61,016)	(24,441)
Other comprehensive loss		—	32	—	(64)
Total comprehensive loss for the period		(35,153)	(15,234)	(61,016)	(24,505)
Earnings (loss) per share in EUR	9.1
Basic/diluted		(0.45)/(0.45)	(0.47)/(0.47)	(0.81)/(0.81)	(0.76)/(0.76)
Weighted average number of shares for calculation of earnings per share		—
Basic/diluted		78,519,562	32,381,964	75,544,645	32,367,901

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	June 30, 2022	Dec. 31, 2021
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets		204	206
Property, plant and equipment	7.1	25,359	1,484
Right-of-use assets		2,766	3,018
Other financial assets		93	91
Other non-financial assets		72	89
		28,494	4,888
Current assets
Work in progress		147	—
Other financial assets	7.2	963	6,233
Other non-financial assets	7.3	15,367	3,236
Cash and cash equivalents		89,774	132,939
		106,251	142,408
Total assets		134,745	147,296
EQUITY AND LIABILITIES
Equity	7.4
Subscribed capital		9,390	8,735
Capital and other reserves		260,855	221,785
Accumulated deficit		(208,096)	(147,081)
		62,149	83,439
Noncurrent liabilities
Advance payments received from customers	7.5	46,827	44,756
Financial liabilities	7.6	6,146	6,353
Other non-financial liabilities	7.7	469	—
		53,442	51,109
Current liabilities
Financial liabilities		532	472
Trade and other payables	7.8	15,874	7,867
Other liabilities	7.9	2,280	2,207
Provisions	7.10	468	2,202
		19,154	12,748
Total equity and liabilities		134,745	147,296

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Subscribed	Capital	Other	Accumulated	Total
	Note	capital	reserve	reserves	deficit	equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Balance on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Capital increase, net of transaction costs of kEUR 17		4	1,479	—	—	1,483
Share-based compensation		—	—	1,165	—	1,165
Fair Value Measurement Convertible Bond (OCI)		—	—	(106)	—	(106)
Deferred tax asset (OCI)		—	—	41	—	41
Result for the period		—	—	—	(24,441)	(24,441)
Balance on June 30, 2021		6,472	40,969	33,239	(107,563)	(26,882)
Equity on January 01, 2022		8,735	187,894	33,891	(147,080)	83,439
Share-based compensation		—	—	1,221	—	1,221
Capital increase, net of transaction costs of kEUR 842		655	37,849	—	—	38,504
Loss for the period		—	—	—	(61,016)	(61,016)
Balance on June 30, 2022		9,390	225,743	35,112	(208,096)	62,149

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended	Six months ended
	June 30, 2022	June 30, 2021
	kEUR	kEUR

Operating activities
Loss for the period	(61,016)	(24,441)
Adjustments for:
Depreciation of property, plant and equipment	84	38
Depreciation of right-of-use assets	231	160
Amortization of intangible assets	37	8
Expenses(+) for share-based payment transactions	1,221	1,165
Other non-cash expenses(+)/income(-)	(1,484)	1,838
Other interest and similar income	—	—
Interest and other expenses	923	2,645
Movements in provisions	(1,734)	(76)
Decrease(+)/increase(-) in trade receivables and other assets	(6,993)	(3,088)
Increase(+)/decrease(-) in trade and other payables	8,473	3,564
Increase(+)/decrease(-) in advance payments received from customers	1,290	915
Interest paid	(56)	(67)
Net cash flows from operating activities	(59,024)	(17,338)
Investing activities
Purchase of intangible assets	(36)	(149)
Purchase of property, plant and equipment	(23,959)	(798)
Net cash flows from investing activities	(23,995)	(947)
Financing activities
Transaction costs on issue of shares	(842)	(17)
Proceeds from issues of shares	39,346	1,500
Repayments of borrowings	—	(185)
Payment of principal portion of lease liabilities	(213)	(144)
Net cash flow from financing activities	38,291	1,154
Net increase (decrease) in cash and cash equivalents	(44,728)	(17,131)
Effect of currency translation on cash and cash equivalents	1,563	—
Cash and cash equivalents at the beginning of the period	132,939	43,264
Cash and cash equivalents at end of the period	89,774	26,133

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as the “Sono Group” or the “Group”. Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels and to license its solar technology to other Original Equipment Manufacturers (OEMs). The Group started business in January 2016 and expects to complete prototype testing in 2023 and start serial production in the second half of 2023.

In November 2021, Sono N.V. successfully completed an initial public offering (IPO) and is now listed on the Nasdaq Stock Market. Trading under the ticker symbol “SEV” commenced on November 17, 2021.

2.	Basis of preparation of consolidated interim financial statements

These interim condensed consolidated financial statements for the interim reporting period ended June 30, 2022, have been prepared in accordance with accounting standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these interim condensed consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2021. The consolidated balance sheet as of December 31, 2021 was derived from audited financial statements although certain amounts have been reclassified to conform to the 2022 presentation. In relation to corrections of immaterial errors in previously issued financial statements we refer to section 3. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except of the reclassification mentioned above. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new standards.

All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

3.	Correction of Immaterial Error in Previously Issued Financial Statements

In connection with the preparation of its consolidated financial statements for the year ended December 31, 2021, the Company identified immaterial errors related to the capitalization of fixed assets as well as the accounting for costs related to the IPO, which were properly accounted for in its financial statements as of and for the year ended December 31, 2021 but which have a retrospective impact on its comparative interim condensed consolidated financial statements for the interim reporting period ended June 30, 2021. Specifically, the Company concluded that (i) kEUR 650, which were originally reflected as Cost of research and development, met the criteria for capitalization pursuant to IAS 16, Property, Plant and Equipment and (ii) kEUR 595 should have been ascribed to its newly issued shares pursuant to IAS 32, Financial Instruments: Presentation, and recognized in equity. Although the Company concluded that the errors are immaterial, it has nonetheless opted to revise its financial statements for the period ended June 30, 2021.

4.	Significant accounting matters
4.1	Going Concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the interim condensed consolidated financial statements.

Historically, Sono Group has financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021 and a second public offering in May 2022) as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations, including accumulated net losses of kEUR 208,096 as of June 30, 2022, and expects to continue to generate operating losses and negative cash flows from operations for the foreseeable future.

In November 2021, Sono Group received net proceeds from its IPO in the amount of kEUR 142,334. At that time, Sono Management planned and disclosed that the proceeds were to be used to finalize the development of the prototype SVC3 and to maintain liquidity of the Company until May 2023 (including a reserve sufficient to cover any potential repayments of the customer prepayments at any time). Management began to increase headcount and proceeded with additional development and production activities for the car and solar technology, which increased the rate at which available cash is being expended. Additionally, the change in contract manufacturer caused the planned start of serial production to be postponed from the first half of 2023 to the second half of 2023 and the cost estimates for pre-production activities have increased. On July 26, 2022 Sono Motors presented to the public the 3rd generation of prototypes of its solar electric vehicle (SEV), the Sion, in its production design, internally referred to as SVC3. Currently, Sono’s management expects to continue incurring costs as they finish production of additional SVC3 units that will be used for testing and validation procedures.

Sono Group’s financing plan shows substantial financing needs, including increased needs due to the change in the contract manufacturer, planned cost increases, additional technical and regulatory requirements, and changes in suppliers in addition to the current economic environment of increasing prices, resulting in significantly higher financing requirements needed to reach the start of serial production in the second half of 2023. Based on numerous risks and uncertainties, Sono Group cannot predict with certainty the total costs to be incurred prior to the commencement of production.

Sono Group’s forecasted cash required to fund investments and operations (excluding future financing plans and counter measures to be taken by management) indicates that the Group does not currently have sufficient funds to fund its operations as currently planned through the twelve-month period from the issuance date of these interim condensed consolidated financial statements. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to raise additional funds in the near future through debt or equity transactions, additional advance payments, or other means, to finance investments and operations and ultimately, to achieve serial production of the Sion. Following the second public offering in May 2022, of a net amount of mEUR 39.3. Sono Group’s management still plans to raise additional capital of at least mEUR 122 (as per July 31, 2022) in 2022 through the issuance of new shares including through the existing committed equity facility signed with Berenberg on June 13, 2022. This committed equity facility provides Sono Group with the right, without obligation, to sell and issue up to $150 million of its ordinary shares (at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Berenberg) over a period of 24 months to Berenberg at the sole discretion of Sono Group, subject to certain limitations and conditions set out in the respective agreement (including the filing and securing effectiveness of the registration statement) with one of the key limitations being the trading volume of Sono N.V.’s stock. In particular, the terms of the agreement limit the number of shares that Sono may decide to sell to Berenberg on any given day to 20% trading volume on such day. Further capital will be needed and is currently expected to be raised at a future date prior to commencement of production. In addition, the Group is exploring alternative methods of obtaining financing, including applying for subsidies and grants.

There is no certainty that Sono Group will be successful in obtaining sufficient funding through additional public offerings of equity, the committed equity facility, or through subsidies and grants. If the Group is unsuccessful in raising the planned capital, Sono Group’s management will be forced to undertake, and is committed to undertaking, substantial short-term cost-cutting measures in order to maintain minimum liquidity of the Company within the twelve-month period from the issuance date of these interim condensed consolidated financial statements in order to gain additional time for raising sufficient funds for the start of production. Risks and uncertainties related to the supply chain, negative cost development, disruption in our suppliers, technical challenges (e.g. homologation certification, changes in construction), the ongoing corona pandemic – especially in China – and the war in Ukraine may further negatively affect the Group’s business, its ability to reach serial production of the car, liquidity and financial position going forward.

As discussed above, Sono Group will need to raise substantial additional capital to reach serial production of the car and to finance its future operations, which is not assured, and management has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.2	Corona Pandemic

In 2020, COVID-19 caused a global pandemic. At the end of the first half 2022, the pandemic was still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and led to a global decrease in vehicle sales. These measures have also led to a trend to work-from-home, which could result in a lower demand for cars in the future and negatively impact the Group’s sales and marketing activities. The pandemic may also affect the interest of Sono Group’s customers in their car-sharing and ride-pooling networks. Sono Group cannot yet foresee the full extent of COVID-19’s impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak and any future mutations of the virus, which are highly uncertain and unpredictable. The virus could have a material impact on Sono Group’s ability to raise additional liquidity to the extent needed and capital management. Sono Group will continue to monitor the situation and the effects of this development on its liquidity and capital management. At the same time, Sono Group has taken actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers. Based on the most recent available information, COVID-19 might continue to have a negative effect on orders and advance payments received from customers in the course of 2022.

4.3	Russo-Ukrainian war

In February 2022, the Russian Army invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. Sono Group cannot yet foresee the full extent of the sanctions’ impact on its business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on Sono Group’s results of operations, liquidity, and capital management. Sono Group will continue to monitor the situation and the effect of this development on its liquidity and capital management.

5.	Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Group is a start-up company that has not yet started production. As all significant activities of the Group relate to the development of the electrical car Sion, and management makes decisions about allocating resources and assessing performance based on the entity as a whole, Management has determined that Sono Group operates in one operating and reportable business segment. For the distribution of revenues across products, please refer to note 6.2 Revenue and cost of goods sold.

6.	Disclosures to the interim condensed consolidated statements of income or loss
6.1	Significant events and transactions

Sono Group is in its development & validation phase. Due to the ongoing development of the Group and its core product, the Group’s operations were more extensive in the first half of 2022 than they were in the first half of the previous year. Consequently, there were developments in several line items in the consolidated statements of income (loss). In particular, the continuing and expanded development of prototypes led to a significant increase in the cost of research and development. The hiring of additional staff with administrative tasks and the augmented use of professional services also increased general and administrative expenses. As the Group has not entered serial production yet, selling and distribution expenses have not risen but were slightly reduced, as compared to the first half of 2021. Furthermore, due to the successful IPO in November 2021, the Group relies less on debt financing than in the first half of 2021. Consequently, interest and similar expenses were significantly reduced.

In April 2022, Management offered all permanent employees, except the top management, the opportunity to join a new employee participation program (Employee Stock Option Program or ESOP), which is equity-settled. Every employee will be granted the equivalent of ten percent of their annual gross salary in stock options, with a minimum of kEUR 5 worth of stock options, per year and employee.

As of June 30, 2022, no employees have signed the ESOP because the drafting of the contracts has not been finalized yet. However, since the employees are already rendering service for the ESOP, expense has been recognized in the second quarter of 2022.

The table below shows the expected status as of June 30, 2022:

Entitlement to ESOP	Number of Entitlements
Entitlement for 2021 tranche	158
Entitlement for 2022 tranche	301
Total	459

Tranches for the years 2021 and 2022 have a cliff vesting that requires staff members to remain employed at Sono Motors until September 30 of the following year. If the employment of the staff with Sono Motors should end before the cliff date, the share options are forfeited. After the vesting period all granted share options will become immediately exercisable.

Sono N.V. initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) which are planned to be granted and the number of share options planned in relation to each participant, and which is expected to vest. The measurement of the fair value is provisional and will be updated on the grant date. Sono N.V. recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received.

The following table illustrates the planned volume of the program, the weighted average fair value at reporting date June 30, 2022, as well as the total expense of the period and the corresponding increase in equity:

June 30, 2022	Equity-settled
Number of options planned to be granted	506,379
Weighted average fair value at reporting date (EUR)	2.77
Expense of the period (EUR)	292,264
Increase in equity (EUR)	292,264

Sono N.V. recognized the proportionate fair value as other general and administrative expense (kEUR 61), selling and distribution expense (kEUR 20) and cost of research and development (kEUR 211).

The following table illustrates the number of, and movements in, share options during the year:

2022	Share options
January 1, 2022	0
Planned to be granted	506,379
Forfeited	0
June 30, 2022	506,379

The exercise price of all share options will be EUR 0.06. The price of Sono shares as of June 30, 2022, converted to Euro, amounts to EUR 2.83.

The fair value of the share options for the equity-settled share-based transactions is measured using Black-Scholes Model and the following inputs:

	2021	2022
Input parameter	tranche	tranche
Share price (EUR	2.83	2.83
Exercise price (EUR)	0.06	0.06
Risk-free interest rate	-0.44%	0.39%
Expected volatility	80.5%	67.8%
Option life (years)	0.25	1.25
Expected dividends (EUR)	0.00	0.00

The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

6.2	Revenue and cost of goods sold

Revenues for six months in the amount of kEUR 39 (June 30, 2021: kEUR -), for three months June 30, 2022 kEUR 21 (three months June 30 2021: kEUR -), and cost of goods sold for six months in the amount of kEUR 140 (June 30, 2021: kEUR -) and for three months June 30, 2022 kEUR 121 (three months June 30, 2021: kEUR -) relate to the integration of Sono Motors’ patented solar technology across other transportation platforms. Revenues for six months June 30, 2022 in the amount of kEUR 3 (June 30, 2021: kEUR -), for three months June 30, 2022 kEUR 2 (three months ended June 30, 2021: kEUR -) and cost of goods sold for six months June 30, 2022 in the amount of kEUR 2 (June 30, 2021: kEUR -) and for three months ended June 30, 2022 in the amount of kEUR 1 (three months ended June 30, 2021: kEUR -) are connected with the launch of Sono app which provides an in-app booking and payment system as well as additional insurance if required. Trade receivables in the amount of kEUR 39 (previous year: kEUR 20) result from these activities.

Cost of goods sold (kEUR 142; previous year: kEUR 0) include a change in provision for onerous contracts and impairment of work in progress for loss making contracts.

As of June 30, 2022, prepayments of kEUR 115 (June 30, 2021: kEUR -) had been received from solar customers and were recognized as contract liability. The payments will be recognized in revenue when the promised goods or services are transferred in the future. Given that the nature of this liability is short term, it is included in trade and other payables in current liabilities. The aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR 275 (December 31, 2021: kEUR 42). The Group expects to recognize this amount as revenue within one year of the reporting date.

6.3	Cost of research and development

The table below presents details on the cost of research and development:

	Three Months ended		Six months ended
	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
	kEUR	kEUR	kEUR	kEUR

Development cost of prototypes	24,340	7,723	42,670	8,792
Personnel expenses	5,439	2,230	9,346	3,115
thereof related to the ESOP (IFRS 2)	211	—	211	—
Software fees and subscriptions	259	—	465	—
Professional services	48	127	165	380
Depreciation and amortization	136	58	273	105
Other	181	295	223	433
	30,402	10,432	53,142	12,825

There are no research expenses included in the profit and loss of Sono Group in the first half of 2022 and prior periods, as the Group does not perform research. As the capitalization criteria for development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting period and the previous reporting periods. The personnel expenses concern employees responsible for development activities and the share of the employee participation program (Employee Stock Option Program or ESOP) attributable to them.

6.4	General and administrative expenses

The below table displays details included in general and administrative expenses:

	Three Months ended		Six months ended
	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
	kEUR	kEUR	kEUR	kEUR

Professional services	1,070	368	2,496	2,621
Personnel expenses	1,697	1,267	3,055	2,695
thereof related to the ESOP (IFRS 2)	502	909	502	1,165
Impairment	—	1,882	—	1,882
Other	1,781	250	2,045	475
	4,548	3,767	7,596	7,673

Personnel expenses are mainly comprised of employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (CSOP and ESOP) attributable to them. Professional services include accounting, tax and legal services as well as other services performed by external parties such as the preparation of annual and interim consolidated financial statements in accordance with IFRS, services provided by our independent auditor, as well as legal and tax services received. Other general and administrative expenses (kEUR 2,047, first half 2021: 475) include mainly expenses for insurances (kEUR 851; first half in 2021: kEUR 2) and software (kEUR 406; first half 2021 kEUR 87) as well as transaction fees for money transfers (kEUR 211; first half 2021: kEUR 13).

In the first half of 2021, an impairment loss of kEUR 1,882 was recognized for the advance payment for assets intended for the development of prototypes. The assets, initially recognized in 2020, had been intended for the tooling of batteries. Management has determined that, due to an unforeseen change in the specifications of the battery, the assets that the advance payments referred to were no longer needed in the Group’s development of prototypes.

6.5	Other operating income/expenses

	Three Months ended		Six months ended
	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
	kEUR	kEUR	kEUR	kEUR
Other operating income	974	209	1,850	370
Income from currency valuation	974	—	1,563	—

Income relating to other periods	—	142	275	225
Income Renault ZOE	—	2	—	45
Miscellaneous	—	66	12	100

Other operating expenses	35	—	97	—
Expenses from currency valuation	34	—	78	—
Miscellaneous	1	—	19	—
	939	209	1,753	370

The increase in other operating income/expenses (kEUR 1,753; June 30, 2021: kEUR 370) relates mainly to the currency valuation of cash and cash equivalents (kEUR 1,561; June 30,2021: kEUR 0) resulting from higher USD cash inflows due to equity raising activities, which coincided with strengthening of USD exchange rate to EURO.

6.6	Interest and similar expenses

Interest and similar expenses (kEUR 923; first half 2021: kEUR 2,645) result from interest expense from the net compounding effect on advance payments received from customers (kEUR 781; first half 2021: kEUR 806), long-term loans measured at amortized cost (kEUR 102; first half 2021: kEUR 155) and lease liabilities (kEUR 39; first half 2021: kEUR  23). In the first half of 2021, an additional amount of kEUR 1,661 resulted from the fair-value measurement of a mandatory convertible bond that was converted to equity in November 2021.

7.	Interim condensed balance sheet disclosures
7.1	Property, plant and equipment

The following table summarizes the movement in the net book value of property, plant and equipment for the six-month period ended June 30:

	June 30, 2022	June 30, 2021
	kEUR	kEUR
Balance as of January 01	1,484	2,102
Additions	23,959	798
Depreciation	(84)	(38)
Impairment	—	(1,882)
Balance as of June 30	25,359	980

The additions mainly relate to capitalization of prepayments made for assets under construction including advance payments (kEUR 16,377) made to the contract manufacturer (VALMET) for the future production of Sions. The increase is associated with a preparation for serial production.

7.2	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	June 30, 2022	Dec. 31, 2021
	kEUR	kEUR
PayPal reserve	396	6,000
Receivables from payment providers and deposits	269	169
Debtor creditors	147	26
Current trade receivables	44	20
Current receivables (affiliated companies)	1	11
Other	106	7
Total	963	6,233

The PayPal reserve in 2021 relates to the reclassification of the specific reserve imposed by PayPal in connection with the crowdfunding campaign from cash to other current financial assets. In the first quarter 2022, the reserve was released in the amount of kEUR 5,900 and transferred to the current bank account of Sono Group. In the second quarter 2022 the company received additional payments to the PayPal account which led to the increase of the PayPal reserve to kEUR 396. Sono Group expects a repayment of this amount within 12 months after the balance sheet date; therefore, the PayPal reserve is classified as current.

7.3	Other current non-financial assets

Other current non-financial assets as of June 30, 2022, (kEUR 15,367; December 31, 2021: kEUR 3,236) consist most significantly of prepayments made mainly for parts and the construction of the Sion prototype and contract manufacturer (kEUR 12,871; December 31, 2021: kEUR 669) and receivables for VAT and other taxes (kEUR 2,225; December 31, 2021: kEUR 2,069). The increase relates mainly to prepayments made to contract manufacturer in the amount of kEUR 5,323.

7.4	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 9,390 (December 31, 2021: kEUR 8,735) and represents 84,507,641 (December 31, 2021: 73,577,641) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, December 31, 2021: EUR 0.06) and EUR 1.50 (high voting shares, December 31, 2021: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option plans. Accumulated deficit consists of losses from prior periods.

Sono N.V. successfully completed a follow-on offering on May 3, 2022. The Company offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 4.00 each. Berenberg Capital Markets LLC, Cantor Fitzgerald & Co., and B. Riley Securities, Inc. acted as underwriters for this offering. Craig-Hallum and Wedbush Securities acted as co-managers.

The underwriters had an additional overallotment option of 15% of the offering (greenshoe option). In total, 10,930,000 shares have been sold, as the underwriters partially exercised their greenshoe option on May 11, 2022. In total, Sono Group raised kUSD 41,534 (kEUR 39,346) through the follow-on offering, after underwriting discounts and commissions. In accordance with IAS 32, further transaction costs of the follow-on offering were recognized directly in equity in an amount of kEUR 842 as a deduction to capital reserves.

7.5	Advance payments received from customers

	June 30, 2022	Dec. 31, 2021
	kEUR	kEUR
Advance payments received from customers	46,827	44,756
	46,827	44,756

Depending on the general terms and conditions, in some cases, a cancellation by the customer is possible in less than twelve months. Customers may provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of June 30, 2022, for customers who made their latest installment on or before November 25, 2020, cancellation is possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation is possible on July 1, 2023, or later. For customers who made their latest installment on or after

November 3, 2021, cancellation is possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the Crowdfunding Campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. Those customers who accepted the change may cancel their advance payment on January 1, 2023, or later.

As of June 30, 2022, currently 26.2% of advance payments are cancelable and 54.4%, 13.6% and 5.8% will be cancelable beginning January 1, 2023, July 1, 2023, and January 1, 2024, respectively. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

As of December 31, 2021, 28% were cancelable, 58% will be cancelable from January 1, 2023, 13% will be cancelable from July 1, 2023, and 1% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

Sono Group will recognize revenue from the satisfaction of these contract liabilities as vehicles are delivered (if not redeemed by customer prior to delivery).

The table below shows the changes in the advance payments received from customers:

	Balance as of				Balance as of
	Jan. 1, 2022	Additions	Repayment	Net interest	June 30, 2022
	kEUR	kEUR	kEUR	kEUR	kEUR
Advance payments received from customers	44,756	2,388	(1,098)	781	46,827
	44,756	2,388	(1,098)	781	46,827

	Balance as of				Balance as of
	Jan. 1, 2021	Additions	Repayment	Net interest	June 30, 2021
	kEUR	kEUR	kEUR	kEUR	kEUR
Advance payments received from customers	38,972	1,403	(488)	806	40,693
	38,972	1,403	(488)	806	40,693

7.6	Financial liabilities

Other noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	June 30, 2022	Dec. 31, 2021
	kEUR	kEUR
Loans and participation rights	3,740	3,718
Lease liabilities	2,406	2,635
	6,146	6,353

7.7	Other non-financial liabilities

The other non-current non-financial liabilities as of June 30, 2022 (kEUR 469; December 31, 2021: kEUR -) relate to government grants for long-term projects. Sono Group N.V. has received a grant from the European Climate, Infrastructure and Environmental Executive Agency (CINEA) for the development of electric vehicles and smart charging infrastructure. SCALE will enable and facilitate the mass deployment of electric vehicles and the accompanying smart charging infrastructure. Sono Group N.V. has received pre-financing, the purpose of which is to provide the beneficiary with a float. Due to the grant conditions and duration of the project the pre financing is classified as non-current liability.

7.8	Trade and other payables

The below table displays details on items included in trade and other payables:

	June 30, 2022	Dec. 31, 2021*
	kEUR	kEUR
Trade payables	8,670	6,866
Other payables	7,089	1,001
Contract liabilities	115	—
	15,874	7,867
*	Certain amounts have been reclassified from prior period financial statements to conform to the current presentation.

Contract liabilities represent advance payments received from solar customers, for which performance obligation has not yet been satisfied. Sono Group N.V. expects to recognize revenue within next 12 months; therefore, it is classified as a current liability. Trade and other payables increased in line with purchases mainly in the area of Research and Development associated with the deployment of SVC3 prototype.

7.9	Current other liabilities

The below table displays details on items included in other current liabilities:

	June 30, 2022	Dec. 31, 2021*
	kEUR	kEUR
Accruals and deferrals	1,635	1,271
Employee tax liabilities (wage and church tax)	571	444
Tax liabilities (taxes and interest)	57	109
Current employee benefit liabilities (incl. social security)	11	383
Miscellaneous other liabilities	6	—
	2,280	2,207

*	Certain amounts have been reclassified from prior period financial statements to conform to the current presentation.

7.10Provisions

The current provisions as of June 30, 2022 (kEUR 468; December 31, 2021: kEUR 2,202) mainly relate to onerous contracts and to a legal case with an employee. The decline of the current provisions in comparison to December 31, 2021 mainly relates to lower provisions for services to prepare consolidated annual financial statements in accordance with IFRS and services provided by our independent auditor (kEUR 37; December 31, 2021: kEUR 2,137).

In February 2022, a former employee filed a claim in court against Sono Motors GmbH. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of EUR 14.2 million. We believe this claim to be without merit and will defend ourselves vigorously against these claims.

7.11Contingencies

In the first half of 2021, we informed our designated battery supplier that we would not purchase the battery from this supplier. The supplier has indicated that it believes it is entitled to compensation under its contract with us. In June 2022, the supplier filed an action for declaratory judgment with the Regional Court Stuttgart. The supplier currently indicates its damages to be at least kEUR 23,408. We continue to believe this claim to be without merit and will defend ourselves vigorously.

8.	Disclosure of financial instruments and risk management

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group:

	June 30, 2022
		category		fair value
kEUR	carrying amount	(IFRS 9)	fair value	level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	75	2
Other assets	2	AC	n/a*	n/a
Current financial assets
Other financial assets
Paypal reserve	396	AC	n/a*	n/a
Receivables from payment providers and deposits	269	AC	n/a*	n/a
Debtor creditors	147	AC	n/a*	n/a
Current trade receivables	44	AC	n/a*	n/a
Current trade receivables (affiliated companies)	1	AC
Other	106	AC	n/a*	n/a
Cash and cash equivalents	89,774	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,740	FLAC	3,387	3
Lease liabilities	2,406	—	—	—
Current financial liabilities
Financial liabilities
Loans and participation rights	98	FLAC	n/a*	n/a
Lease liabilities	435	—	—	—
Trade payables	8,670	FLAC	n/a*	n/a
Other payables	7,089	FLAC	n/a*	n/a
Contract liabilities	115	—	—	—
*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

	December 31, 2021
		category		fair value
kEUR	carrying amount	(IFRS 9)	fair value	level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	89	2
Current financial assets
Other financial assets
Paypal reserve	6,000	AC	n/a*	n/a
Receivables from payment providers and deposits	169	AC	n/a*	n/a
Debtor creditors	26	AC	n/a*	n/a
Current trade receivables	20	AC	n/a*	n/a
Current trade receivables (affiliated companies)	11	AC	n/a*	n/a
Other	7	AC	n/a*	n/a
Cash and cash equivalents	132,939	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,718	FLAC	3,466	3
Lease liabilities	2,635	—	—	—
Current financial liabilities
Financial liabilities
Loans and participation rights	31	FLAC	n/a*	n/a
Lease liabilities	441	—	—	—
Mandatory convertible notes	—	FVTPL	—	—
Trade payables	6,866	FLAC	n/a*	n/a
Other payables	1,001	FLAC	n/a*	n/a
*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

All financial assets and liabilities for which the fair value is measured or disclosed in the interim condensed consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities
●	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable
●	Level 3 — Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short-term nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating.

In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to a classification as level 2 fair value.

As of June 30, 2022, Management has determined that the fair values of noncurrent financial liabilities at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

The finance department of Sono Group performs valuations including level 3 fair value measurements. In the reporting period, there are no level 3 fair value measurements.

9	Other disclosures
9.1	Earnings per share

Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights. Since Sono Group was in a loss position for all periods presented, basic earnings per share is the same as diluted earnings per share.

The options granted (number of options granted: 2,283,740) under IFRS 2 have not been included in the determination of diluted earnings per share because their inclusion would be anti-dilutive.

9.2	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management
●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG
●	Sono Motors Investment UG

Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of June 30, 2022.

The below table displays the compensation of key management personnel:

	Six months ended	Six months ended
	June 30, 2022	June 30, 2021
	kEUR	kEUR
Short-term employee benefits	575	370
Share-based payments	929	1,165
Total compensation	1,504	1,535

The share-based payments as of June 30, 2022 relate to the CSOP (kEUR 439; June 30, 2021: kEUR 1,165) and to the share-based payment program of the supervisory board RSU (kEUR 490; June 30, 2021: kEUR -).

Since the establishment of the supervisory board in November 2021, the members have received share-based payments based on awarded restricted stock units (RSU) as part of their remuneration. Vested tranches of RSUs may be exercised at the option of Sono Group in cash or in the form of ordinary shares, therefore the RSUs are accounted for as equity-settled share-based payment transactions.

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

June 30, 2022
Number of RSU share options	168,337
Weighted average fair value at measurement date (EUR)	6.82
Expense of the period (kEUR)	490
Increase in equity (kEUR)	490

The table below displays loans and advance payments received from key management personnel and other related parties:

	June 30, 2022	December 31, 2021
	kEUR	kEUR
Loans from key management personnel (subordinated crowdfunding loan II)	2	2
Loans from other related parties	—	—
	2	2
Advance payments received from key management personnel*	47	47
Total	49	49
*	for which 10 Sono points have been granted

The main shareholders of Sono Group N.V. have significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG is considered a related party. Sono Motors has received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured. As of December 31, 2020, the loan had not been repaid as of the balance sheet date. Instead, it was paid back on January 5, 2021.

9.3	Subsequent events

From July 1, 2022 through September 6, 2022 and in accordance with the Ordinary Share Purchase Agreement from June 13, 2022 between the Company and Joh. Berenberg, Gossler & Co. KG (the “Investor”) the Company sold to the Investor the total of 3,454,267 ordinary shares for the total gross proceeds of USD 10,126 thousand.